Filed by Arqit Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Centricus Acquisition Corp. (Commission File No. 001-39993)

Commission File No. for the Related Registration Statement: 333-256591

Transcript of David Williams interview with Ian King, Sky News

Wednesday 16 June 2021 at 1045 BST

IK: Let’s turn back now to cutting edge technology, this time in space. Our city editor, Mark Kleinman recently broke the news that Sir Richard Branson’s satellite launch company Virgin Orbit could soon list in a $3 billion merger deal. Well, the company that they are partnering with is the UK tech company, Arqit, to launch a network of satellites that we distribute its software encryption system. The project involves six governments including the UK and the US and companies like BT.

Well joining me now is David Williams, he is the Chairman and Founder of Arqit. David, welcome to you. You're a specialist in quantum encryption, you better explain for the uninitiated what that means.

DW: Hi Ian, yeah our world famous scientists have invented what might be the most important cyber security technology of the era, called Quantum Encryption. What it means is that we fly a very small version of a quantum computer on a satellite and that puts special keys into data centres around the world and because its quantum those keys can never be broken. And then some software distributes the keys to any kind of device, so, a mobile phone or a sensor or a laptop, so those devices can have encryption keys that can protect all of their data and all of their communications from hacking. So, it's a provably secure way of making sure that any kind of device in the world is safe from hacking and this is all technology that's been invented here in the UK over the last five years of stealth mode. We came out of stealth mode with the announcement that we're merging with Centricus, a US SPAC company, just last month to now take the product to market.

IK: David, some people would say ‘well hang on, China's already claiming quantum supremacy. Is there a danger that we may already be too late?

DW: What its certainly true that the Chinese are very advanced in building quantum computers and Arqit’s technology protects us against that. So, quantum computers (as Heike from IBM noted earlier) will reach an inflexion point in just two or three years, where they will be able to break all of the encryption that the world currently needs. Now, President Biden recently said that the world needs to be bold in coming up with new technologies that can protect us against the hacking that were already seeing and the hacking that's coming from Chinese quantum computing. Arqit has invented stronger, simpler encryption which protects us against those Quantum Computers. So ,we're keeping the world safe from that threat.

IK: Now, as you said just now you've just brought the company to market, to NASDAQ in fact, would you prefer to have listed in London, had that been possible?

DW: Well, we’re a global business and we choose to work with the capital markets and the financial instruments that are right for us. There's a very deep pool of capital in the United States at the moment and right now, the SPAC transaction allows you to do a listing in a very fast and secret manner and with high certainty. So, we would go wherever the financial markets are right for us at any moment because we’re a global business.

IK: Although very interestingly you also founded Seraphim Capital which was one of Arqit’s backers and you're bringing that to the market here in London.

DW: Well, I was involved very early on in the creation of Seraphim, yes - that's right, and it's done a great job in building a platform to invest in satellite businesses in the UK, around the world. Now, I'm delighted to see that they're having their own success in listing.

IK: Briefly if you would please David, the UK government is targeting 10% of the global space market by, I think, 2030. In your view is that possible?

DW: I think it is. Where undergoing an absolute transformation in the ability of the world to use space as a result of responsive launch systems and our ability to miniaturised satellites and being able to use satellites with things like cyber security, which has never happened before, means that there are whole new markets opening up in space. We've developed our technology in close partnership with the British government, who have been fantastic in delivering innovation support with help from the top down and it's the kind of example that shows that yes, there are new markets that we can exploit in space and I think that that target is reasonable.

IK: Alright David. A while since we had you on the programme - good to see again thank you

DW: Thanks, Ian.

Additional Information

This communication is being made in respect of the proposed transaction involving Arqit Limited (“Arqit”), Centricus Acquisition Corp. (“Centricus”) and Arqit Quantum Inc. (“Pubco”), a newly formed Cayman holding company. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Pubco has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Centricus in connection with Centricus’ solicitation of proxies for the vote by Centricus’ shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Pubco and Centricus also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to all holders of Centricus’ Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Arqit and Centricus are available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, from Arqit’s website at www.arqit.uk, or by directing a request to: Centricus Acquisition Corp., PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands.

Participants in the Solicitations

Arqit, Centricus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Centricus’ shareholders in connection with the proposed transaction. Information about Centricus’ directors and executive officers and their ownership of Centricus’ securities are set forth in the proxy statement/prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Arqit’s and Centricus’ expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s and Centricus’ control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit and Centricus to predict these events or how they may affect Arqit and Centricus. Except as required by law, neither Arqit and Centricus has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s and Centricus’ future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Centricus’ securities, (ii) the risk that the business combination may not be completed by Centricus’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Centricus, (iii) the failure to satisfy the conditions to the consummation of the business combination, including the approval of the Business Combination Agreement by the shareholders of Centricus and the satisfaction of the minimum trust account amount following any redemptions by Centricus’ public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the business combination on the Company’s business relationships, operating results, and business generally, (vii) risks that the business combination disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Centricus related to the Business Combination Agreement or the business combination, (ix) the ability to maintain the listing of Centricus’ securities on a national securities exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (xii) the potential inability of the Company to convert its pipeline or orders in backlog into revenue, (xiii) the potential inability of the Company to successfully deliver its operational technology which is still in development, (xiv) the potential delay of the commercial launch of the Company’s products, (xv) the risk of interruption or failure of the Company’s information technology and communications system and (xvi) the enforceability of the Company’s intellectual property.